UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Nagano Ginko
(Name of Subject Company)
The Nagano Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Hachijuni Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Nagano Bank, Ltd. Attn: Nobuyuki Takahashi 2-9-38, Nagisa, Matsumoto, Nagano 390-8708, Japan +81-263-27-1531
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of the Extraordinary Meeting of the Shareholders of The Nagano Bank, Ltd. (English Translation).
99.2	Reference Documents <Attached Materials> for the Extraordinary Meeting of the Shareholders of The Nagano Bank, Ltd. (English Translation).
99.3	Matters Disclosed on the Internet Concerning Notice of Convocation of Extraordinary Meeting of Shareholders of The Nagano Bank, Ltd. (English Translation).
99.4	Supplementary document entitled “Business Integration with The Hachijuni Bank, Ltd.” (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Hachijuni Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated October 6, 2022.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Hachijuni Bank, Ltd.

/s/ Shohei Hidai
Name: Shohei Hidai
Title: Director

Date: March 2, 2023